UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
AMENDMENT NO. 1

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 1-12804
 MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)
MOBILE MINI, INC.
(Name of the issuer of the securities held pursuant to the Plan)
7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

11-K/A
Amendment No. 1
Explanation Note:
This amendment to our Annual Report on Form 11-K for the fiscal year ended December 31, 2006 is being filed solely to correct a typographical error in the Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006. The line item “Net increase in net assets available for benefits” was originally filed as $2,116,622 in error and is hereby being amended to the correct figure of $2,108,623. No other revisions have been made to the financial statements or any other information contained in the Form 11-K.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Page
Report of Independent Registered Public Accounting Firm	1
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	2
Exhibit	4
EX-23

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As further described in Note 2, the Plan adopted FSP Nos. AAG INV-1 and SOP 94-4-1 during the year ended December 31, 2006.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
July 13, 2007

1

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2006

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$817,398
Interest and dividends	379,312

Total investment income	1,196,710

Contributions:
Participant	1,344,177
Company discretionary contributions	99,242

Total contributions	1,443,419

Total additions	2,640,129

Deductions from net assets attributed to:
Benefits paid to participants	522,937
Administrative fees	8,569

Total deductions	531,506

Net increase in net assets available for benefits	2,108,623

Net assets available for benefits:
Beginning of year	8,972,234

End of year	$11,080,857

The accompanying notes are an integral part of these statements.

2

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(K) PROFIT SHARING AND TRUST (Full Title of the Plan)
July 13, 2007	By:	/s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Executive Vice President, Chief Financial Officer of Mobile Mini, Inc.

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